SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 March, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

Exhibit 1.1	Transaction in Own Shares dated 5 March 2012
Exhibit 1.2	Annual Financial Report dated 6 March 2012
Exhibit 1.3	Transaction in Own Shares dated 8 March 2012
Exhibit 1.4	Director/PDMR Shareholding dated 9 March 2012
Exhibit 1.5	Director/PDMR Shareholding dated 12 March 2012
Exhibit 1.6	Director/PDMR Shareholding dated 15 March 2012
Exhibit 1.7	Transaction in Own Shares dated 15 March 2012
Exhibit 1.8	Director/PDMR Shareholding dated 20 March 2012
Exhibit 1.9	Transaction in Own Shares dated 26 March 2012
Exhibit 2.0	Annual Information Update dated 29 March 2012
Exhinit 2.1	Total Voting Rights dated 30 March 2012

Exhibit 1.1

BP plc - Transaction in Own Shares
BP plc - 5 March 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 5 March 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                5 March 2012
Number of ordinary shares transferred:        52,794
Highest transfer price per share:                    £5.00
Lowest transfer price per share:                     £4.87

Following the above transfer, BP p.l.c. holds 1,835,814,725 ordinary shares in treasury, and has 18,979,039,874 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.2

BP plc - Annual Financial Report
BP plc - 6 March 2012

BP P.L.C. ANNUAL FINANCIAL REPORT - DTR 6.3.5 DISCLOSURE

BP p.l.c. ('the Company')

The Company announced on 6 March 2012 that the BP Annual Report and Form 20-F 2011, the Notice of Annual General Meeting and Form of Proxy for the 2012 Annual General Meeting had been published. These documents are publicly available on the BP p.l.c. website (www.bp.com) with a direct link to the BP Annual Report and Form 20-F 2011 at www.bp.com/annualreport. This follows the release on 7 February 2012 of the Company's Preliminary Results Announcement for the year ended 31 December 2011 (the 'Preliminary Announcement')

In compliance with 9.6.1 of the Listing Rules, on 6 March 2012 the Company submitted to the UK Listing Authority via the National Storage Mechanism copies of:

BP Annual Report and Form 20-F 2011
BP Summary Review 2011
Notice of BP Annual General Meeting 2012
Proxy Form
Notification of availability card.

The BP Annual Report and Form 20-F 2011 will be delivered to the Registrar of Companies in due course and copies of all of these documents may also be obtained from:

The Company Secretary's Office
BP p.l.c.
1 St James's Square
London
SW1Y 4PD
Tel: +44 (0)20 7496 4000

The Annual General Meeting will take place on 12 April 2012 and the total of the votes cast by shareholders for or against or withheld on each resolution to be put to the meeting will be published at www.bp.com on or shortly after 16 April 2012.

The Disclosure and Transparency Rules (DTR) require that an announcement of the publication of an Annual Report should include the disclosure of such information from the Annual Report as is of a type that would be required to be disseminated in a half-yearly report in compliance with the DTR 6.3.5(2) disclosure requirement. Accordingly the following disclosures are made in the Appendices below. References to page numbers and notes to the accounts made in the following Appendices, refer to page numbers and notes to the accounts in the BP Annual Report and Form 20-F 2011.

APPENDIX A - AUDIT REPORTS

The Preliminary Announcement includes a condensed set of financial statements. Audited financial statements for 2011 are contained in the BP Annual Report and Form 20-F 2011. The Independent Auditor's Report on the consolidated financial statements is set out in full on page 175 of the BP Annual Report and Form 20-F 2011 and the Independent Auditor's Report on the parent company financial statements is set out in full on page PC1 of the BP Annual Report and Form 20-F 2011. Both the Independent Auditor's Report on the consolidated financial statements and the report on the parent company financial statements note that the total amounts that will ultimately be paid by BP in relation to all obligations relating to the Deepwater Horizon accident and oil spill are subject to significant uncertainty and the ultimate exposure and cost to BP will be dependent on many factors, including any determination of BP's culpability based on any findings of negligence, gross negligence or wilful misconduct. Actual costs could ultimately be significantly higher or lower than those recorded in relation to all obligations relating to the oil spill. However, both audit reports are unqualified and do not contain any statements under section 498(2) or section 498(3) of the Companies Act 2006.

APPENDIX B - DIRECTORS' RESPONSIBILITY STATEMENT

The following statement is extracted from page 174 of the BP Annual Report and Form 20-F 2011. This statement relates solely to the BP Annual Report and Form 20-F 2011 and is not connected to the extracted information set out in this announcement or the Preliminary Announcement.

The directors confirm that to the best of their knowledge:
·
The consolidated financial statements, prepared in accordance with IFRS as issued by the IASB, IFRS as adopted by the EU and in accordance with the provisions of the Companies Act 2006, give a true and fair view of the assets, liabilities, financial position and profit or loss of the group;

·
The parent company financial statements, prepared in accordance with United Kingdom generally accepted accounting practice, give a true and fair view of the assets, liabilities, financial position, performance and cash flows of the company; and

·
The management report, which is incorporated in the directors' report, includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties.

APPENDIX C - RISKS AND UNCERTAINITIES

The principal risks and uncertainties relating to the Company are set out at pages 59 to 63 of the BP Annual Report and Form 20-F 2011. The following is extracted in full and unedited from the BP Annual Report and Form 20-F 2011:

Risk factors

We urge you to consider carefully the risks described below. The potential impact of their occurrence could be for our business, financial condition and results of operations to suffer (including through the failure to achieve our current strategic priorities (see '10-point plan' - pages 38-39) and the trading price and liquidity of our securities to decline.
Our system of risk management identifies and provides the response to risks of group significance through the establishment of standards and other controls. Any failure of this system could lead to the occurrence, or re-occurrence, of any of the risks described below and a consequent material adverse effect on BP's business, financial position, results of operations, competitive position, cash flows, prospects, liquidity, shareholder returns and/or implementation of its strategic agenda.
The risks are categorized against the following areas: strategic; compliance and control; and safety and operational. In addition, we have also set out two further risks for your attention - those resulting from the 2010 Gulf of Mexico oil spill (the Incident) and those related to the general macroeconomic outlook.

The Gulf of Mexico oil spill has had and could continue to have a material adverse impact on BP.
There is significant uncertainty in the extent and timing of costs and liabilities relating to the Incident, the impact of the Incident on our reputation and the resulting possible impact on our licence to operate including our ability to access new opportunities. There is also significant uncertainty regarding potential changes in applicable regulations and the operating environment that may result from the Incident. These increase the risks to which the group is exposed and may cause our costs to increase. These uncertainties are likely to continue for a significant period. Thus, the Incident has had, and could continue to have, a material adverse impact on the group's business, competitive position, financial performance, cash flows, prospects, liquidity, shareholder returns and/or implementation of its strategic agenda, particularly in the US.
We recognized a pre-tax charge of $40.9 billion in 2010 and a pre-tax credit of $3.7 billion in 2011 as a result of the Incident. The total amounts that will ultimately be paid by BP in relation to all obligations relating to the Incident are subject to significant uncertainty and the ultimate exposure and cost to BP will be dependent on many factors. Furthermore, the amount of claims that become payable by BP, the amount of fines ultimately levied on BP (including any potential determination of BP's negligence or gross negligence), the outcome of litigation, the amount and timing of payments under and settlements, and any costs arising from any longer-term environmental consequences of the oil spill, will also impact upon the ultimate cost for BP. Although the provision recognized is the current best estimate of expenditures required to settle certain present obligations at the end of the reporting period, there are future expenditures for which it is not possible to measure the obligation reliably. The risks associated with the Incident could also heighten the impact of the other risks to which the group is exposed as further described below.

The general macroeconomic outlook can affect BP's results given the nature of our business.
In the continuing uncertain financial and economic environment, certain risks may gain more prominence either individually or when taken together. Oil and gas prices can be very volatile, with average prices and margins influenced by changes in supply and demand. This is likely to exacerbate competition in all businesses, which may impact costs and margins. At the same time, governments are facing greater pressure on public finances, which may increase their motivation to intervene in the fiscal and regulatory frameworks of the oil and gas industry, including the risk of increased taxation, nationalization and expropriation. The global financial and economic situation may have a negative impact on third parties with whom we do, or may do, business. In particular, ongoing instability in or a collapse of the eurozone could trigger a new wave of financial crises and push the world back into recession, leading to lower demand and lower oil and gas prices. Any of these factors may affect our results of operations, financial condition, business prospects and liquidity and may result in a decline in the trading price and liquidity of our securities.
Capital markets are subject to volatility amid concerns over the European sovereign debt crisis and the slow-down of the global economy. If there are extended periods of constraints in these markets, or if we are unable to access the markets, including due to our financial position or market sentiment as to our prospects, at a time when cash flows from our business operations may be under pressure, our ability to maintain our long-term investment programme may be impacted with a consequent effect on our growth rate, and may impact shareholder returns, including dividends and share buybacks, or share price. Decreases in the funded levels of our pension plans may also increase our pension funding requirements.

Strategic risks

Access and renewal - BP's future hydrocarbon production depends on our ability to renew and reposition our portfolio. Increasing competition for access to investment opportunities, the effects of the Gulf of Mexico oil spill on our reputation and cash flows, and more stringent regulation could result in decreased access to opportunities globally.
Successful execution of our group strategy depends on implementing activities to renew and reposition our portfolio. The challenges to renewal of our upstream portfolio are growing due to increasing competition for access to opportunities globally among both national and international oil companies, and heightened political and economic risks in certain countries where significant hydrocarbon basins are located. Lack of material positions in new markets could impact our future hydrocarbon production.
Moreover, the Gulf of Mexico oil spill has damaged BP's reputation, which may have a long-term impact on the group's ability to access new opportunities, both in the US and elsewhere. Adverse public, political and industry sentiment towards BP, and towards oil and gas drilling activities generally, could damage or impair our existing commercial relationships with counterparties, partners and host governments and could impair our access to new investment opportunities, exploration properties, operatorships or other essential commercial arrangements with potential partners and host governments, particularly in the US. In addition, responding to the Incident has placed, and will continue to place, a significant burden on our cash flow over the next several years, which could also impede our ability to invest in new opportunities and deliver long-term growth.
More stringent regulation of the oil and gas industry generally, and of BP's activities specifically, arising from the Incident, could increase this risk.

Prices and markets - BP's financial performance is subject to the fluctuating prices of crude oil and gas as well as the volatile prices of refined products and the profitability of our refining and petrochemicals operations.
Oil, gas and product prices are subject to international supply and demand. Political developments and the outcome of meetings of OPEC can particularly affect world supply and oil prices. Previous oil price increases have resulted in increased fiscal take, cost inflation and more onerous terms for access to resources. As a result, increased oil prices may not improve margin performance. In addition to the adverse effect on revenues, margins and profitability from any fall in oil and natural gas prices, a prolonged period of low prices or other indicators would lead to further reviews for impairment of the group's oil and natural gas properties. Such reviews would reflect management's view of long-term oil and natural gas prices and could result in a charge for impairment that could have a significant effect on the group's results of operations in the period in which it occurs. Rapid material or sustained change in oil, gas and product prices can impact the validity of the assumptions on which strategic decisions are based and, as a result, the ensuing actions derived from those decisions may no longer be appropriate. A prolonged period of low oil prices may impact our ability to maintain our long-term investment programme with a consequent effect on our growth rate and may impact shareholder returns, including dividends and share buybacks, or share price. Periods of global recession could impact the demand for our products, the prices at which they can be sold and affect the viability of the markets in which we operate.
Refining profitability can be volatile, with both periodic over-supply and supply tightness in various regional markets, coupled with fluctuations in demand. Sectors of the petrochemicals industry are also subject to fluctuations in supply and demand, with a consequent effect on prices and profitability.

Climate change and carbon pricing - climate change and carbon pricing policies could result in higher costs and reduction in future revenue and strategic growth opportunities.
Compliance with changes in laws, regulations and obligations relating to climate change could result in substantial capital expenditure, taxes, reduced profitability from changes in operating costs, and revenue generation and strategic growth opportunities being impacted. Our commitment to the transition to a lower-carbon economy may create expectations for our activities, and the level of participation in alternative energies carries reputational, economic and technology risks.

Socio-political - the diverse nature of our operations around the world exposes us to a wide range of political developments and consequent changes to the operating environment, regulatory environment and law.
We have operations, and are seeking new opportunities, in countries where political, economic and social transition is taking place. Some countries have experienced, or may experience in the future, political instability, changes to the regulatory environment, changes in taxation, expropriation or nationalization of property, civil strife, strikes, acts of war and insurrections. Any of these conditions occurring could disrupt or terminate our operations, causing our development activities to be curtailed or terminated in these areas, or our production to decline, could limit our ability to pursue new opportunities and could cause us to incur additional costs. In particular, our investments in the US, Russia, Iraq, Egypt, Libya, Bolivia, Argentina and other countries could be adversely affected by heightened political and economic environment risks. See pages 34-35 forinformation on the locations of our major assets and activities.
We set ourselves high standards of corporate citizenship and aspire to contribute to a better quality of life through the products and services we provide. If it is perceived that we are not respecting or advancing the economic and social progress of the communities in which we operate, our reputation and shareholder value could be damaged.

Competition - BP's group strategy depends upon continuous innovation in a highly competitive market.
The oil, gas and petrochemicals industries are highly competitive. There is strong competition, both within the oil and gas industry and with other industries, in supplying the fuel needs of commerce, industry and the home. Competition puts pressure on product prices, affects oil products marketing and requires continuous management focus on reducing unit costs and improving efficiency, while ensuring safety and operational risk is not compromised. The implementation of group strategy requires continued technological advances and innovation including advances in exploration, production, refining, petrochemicals manufacturing technology and advances in technology related to energy usage. Our performance could be impeded if competitors developed or acquired intellectual property rights to technology that we required or if our innovation lagged the industry.

Investment efficiency - poor investment decisions could negatively impact our business.
Our organic growth is dependent on creating a portfolio of quality options and investing in the best options. Ineffective investment selection and development could lead to loss of value and higher capital expenditure.

Reserves replacement - inability to progress upstream resources in a timely manner could adversely affect our long-term replacement of reserves and negatively impact our business.
Successful execution of our group strategy depends critically on sustaining long-term reserves replacement. If upstream resources are not progressed in a timely and efficient manner, we will be unable to sustain long-term replacement of reserves.

Liquidity, financial capacity and financial exposure - failure to operate within our financial framework could impact our ability to operate and result in financial loss. Exchange rate fluctuations can impact our underlying costs and revenues.
The group seeks to maintain a financial framework to ensure that it is able to maintain an appropriate level of liquidity and financial capacity. This framework constrains the level of assessed capital at risk for the purposes of positions taken in financial instruments. Failure to accurately forecast or maintain sufficient liquidity and credit to meet these needs could impact our ability to operate and result in a financial loss. Commercial credit risk is measured and controlled to determine the group's total credit risk. Inability to determine adequately our credit exposure could lead to financial loss. A credit crisis affecting banks and other sectors of the economy could impact the ability of counterparties to meet their financial obligations to the group. It could also affect our ability to raise capital to fund growth and to meet our obligations. The change in the group's financial framework during 2010 to make it more prudent may not be sufficient to avoid a substantial and unexpected cash call.
BP's clean-up costs and potential liabilities resulting from pending and future claims, lawsuits, settlements and enforcement actions relating to the Gulf of Mexico oil spill, together with the potential cost of implementing remedies sought in the various proceedings, cannot be fully estimated at this time but they have had, and could continue to have, a material adverse impact on the group's business, competitive position, financial performance, cash flows, prospects, liquidity, shareholder returns and/or implementation of its strategic agenda, particularly in the US. Furthermore, we recognized a pre-tax charge of $40.9 billion in 2010 and a pre-tax credit of $3.7 billion in 2011, and further potential liabilities may continue to have a material adverse effect on the group's results of operations and financial condition. See Financial statements - Note 2 on pages 190-194 and Legalproceedings on pages 160-166. More stringent regulation of the oil and gas industry arising from the Incident, and of BP's activities specifically, could increase this risk.
Crude oil prices are generally set in US dollars, while sales of refined products may be in a variety of currencies. Fluctuations in exchange rates can therefore give rise to foreign exchange exposures, with a consequent impact on underlying costs and revenues.
See Financial statements - Note 26 on pages 217-222 for more information on financial instruments and financial risk factors.

Insurance - BP's insurance strategy means that the group could, from time to time, be exposed to material uninsured losses which could have a material adverse effect on BP's financial condition and results of operations.
In the context of the limited capacity of the insurance market, many significant risks are retained by BP. The group generally restricts its purchase of insurance to situations where this is required for legal or contractual reasons. This means that the group could be exposed to material uninsured losses, which could have a material adverse effect on its financial condition and results of operations. In particular, these uninsured costs could arise at a time when BP is facing material costs arising out of some other event which could put pressure on BP's liquidity and cash flows. For example, BP has borne and will continue to bear the entire burden of its share of any property damage, well control, pollution clean-up and third-party liability expenses arising out of the Gulf of Mexico oil spill.

Compliance and control risks

Regulatory - the oil industry in general, and in particular the US industry following the Gulf of Mexico oil spill, faces increased regulation that could increase the cost of regulatory compliance and limit our access to new exploration properties.
After the Gulf of Mexico oil spill, it is likely that there will be more stringent regulation of oil and gas activities in the US and elsewhere, particularly relating to environmental, health and safety controls and oversight of drilling operations, as well as access to new drilling areas. Regulatory or legislative action may impact the industry as a whole and could be directed specifically towards BP. The US government imposed a moratorium on certain offshore drilling activities, which was subsequently lifted in October 2010. Similar actions may be taken by governments elsewhere in the world. New regulations and legislation, as well as evolving practices, could increase the cost of compliance and may require changes to our drilling operations, exploration, development and decommissioning plans, andcould impact our ability to capitalize on our assets and limit our access to new exploration properties or operatorships, particularly in the deepwater Gulf of Mexico. In addition, increases in taxes, royalties and other amounts payable to governments or governmental agencies, or restrictions on availability of tax relief, could also be imposed as a response to the Incident.
In addition, the oil industry is subject to regulation and intervention by governments throughout the world in such matters as the award of exploration and production interests, the imposition of specific drilling obligations, environmental, health and safety controls, controls over the development and decommissioning of a field (including restrictions on production) and, possibly, nationalization, expropriation, cancellation or non-renewal of contract rights. We buy, sell and trade oil and gas products in certain regulated commodity markets. Failure to respond to changes in trading regulations could result in regulatory action and damage to our reputation. The oil industry is also subject to the payment of royalties and taxation, which tend to be high compared with those payable in respect of other commercial activities, and operates in certain tax jurisdictions that have a degree of uncertainty relating to the interpretation of, and changes to, tax law. As a result of new laws and regulations or other factors, we could be required to curtail or cease certain operations, or we could incur additional costs.
See pages 106-110 for more information on environmental regulation.

Ethical misconduct and non-compliance - ethical misconduct or breaches of applicable laws by our employees could be damaging to our reputation and shareholder value.
Our code of conduct, which applies to all employees, defines our commitment to integrity, compliance with all applicable legal requirements, high ethical standards and the behaviours and actions we expect of our businesses and people wherever we operate. Our renewed values, which were launched in 2011, are intended to guide the way we and our employees behave and do business. Incidents of ethical misconduct or non-compliance with applicable laws and regulations, including noncompliance with anti-bribery, anti-corruption and other applicable laws could be damaging to our reputation and shareholder value. Multiple events of non-compliance could call into question the integrity of our operations. For example, in our trading businesses, there is the risk that a determined individual could operate as a 'rogue trader', acting outside BP's delegations, controls or code of conduct and in contravention of our renewed values in pursuit of personal objectives that could be to the detriment of BP and its shareholders.
For certain legal proceedings involving the group, see Legal proceedings on pages 160-166. For further information on the risks involved in BP's trading activities, see Operational risks - Treasury and trading activities on page 63.

Liabilities and provisions - BP's potential liabilities resulting from pending and future claims, lawsuits, settlements and enforcement actions relating to the Gulf of Mexico oil spill, together with the potential cost and burdens of implementing remedies sought in the various proceedings, cannot be fully estimated at this time but they have had, and are expected to continue to have, a material adverse impact on the group's business.
Under the Oil Pollution Act of 1990 (OPA 90), BP Exploration & Production Inc. is one of the parties financially responsible for the clean-up of the Gulf of Mexico oil spill and for certain economic damages as provided for in OPA 90, as well as certain natural resource damages associated with the spill and certain costs determined by federal and state trustees engaged in a joint assessment of such natural resource damages.
BP and certain of its subsidiaries have also been named as defendants in numerous lawsuits in the US arising out of the Incident, including actions for personal injury and wrongful death, purported class actions for commercial or economic injury, actions for breach of contract, violations of statutes, property and other environmental damage, securities law claims and various other claims. See Legal proceedings on pages160-166.
BP is subject to a number of investigations related to the Incident by numerous federal and State agencies. See Legal proceedings on pages160-166. The types of enforcement action pursued and the nature of the remedies sought will depend on the discretion of the prosecutors and regulatory authorities and, in some circumstances, their assessment of BP's culpability, if any, following their investigations. Such enforcement actions could include criminal proceedings against BP and/or employees of the group. In addition to fines and penalties, such enforcement actions could result in the suspension of operating licences and debarment from government contracts. Debarment of BP Exploration & Production Inc. would prevent it from bidding on or entering into new federal contracts or other federal transactions, and from obtaining new orders or extensions to existing federal contracts, including federal procurement contracts or leases. Dependent on the circumstances, debarment or suspension may also be sought against affiliated entities of BP Exploration & Production Inc. Although BP believes that there are costs arising out of the spill that are recoverable from its partners and other parties responsible under OPA 90, and although settlements have been agreed during 2011 with both partners, one contractor, and the manufacturer of the blowout preventer at the Macondo well, further recoveries are not certain and so have not been recognized in the financial statements (see Financial statements - Note 2on pages 190-194).
Any finding of gross negligence for purposes of penalties sought against the group under the Clean Water Act would also have a material adverse impact on the group's reputation, would affect our ability to recover costs relating to the Incident from other parties responsible under OPA 90 and could affect the fines and penalties payable by the group with respect to the Incident under enforcement actions outside the Clean Water Act context.
The Gulf of Mexico oil spill has damaged BP's reputation. This, combined with other past events in the US (including the 2005 explosion at the Texas City refinery and the 2006 pipeline leaks in Alaska), may lead to an increase in the number of citations and/or the level of fines imposed in relation to the Gulf of Mexico oil spill and any future alleged breaches of safety or environmental regulations.
Claims by individuals and businesses under OPA 90's claims process have been administered by the Gulf Coast Claims Facility (GCCF) headed by Kenneth Feinberg, who was appointed jointly by BP and the US Administration. The proposed economic loss settlement reached with the Plaintiffs' Steering Committee (PSC), acting on behalf of individual and business plaintiffs in MDL 2179, provides for a transition from the GCCF. A court-supervised transitional claims process for economic loss claims will be in operation while the infrastructure for the new settlement claims process is put in place. During this transitional period, the processing of claims that have been submitted to the GCCF will continue, and new claimants may submit their claims.
The proposed settlement agreement is subject to final written agreement and court approvals and payments under the proposed settlement, and any other payments that may be made by BP in respect of any other individual and business claims under OPA 90, could ultimately be higher than the amount for which we have recognized a provision. See Legal proceedings on pages 160-166 and Financial statements - Note 36 on pages 231-234.

Changes in external factors could affect our results of operations and the adequacy of our provisions.
We remain exposed to changes in the external environment, such as new laws and regulations (whether imposed by international treaty or by national or local governments in the jurisdictions in which we operate), changes in tax or royalty regimes, price controls, government actions to cancel or renegotiate contracts, market volatility or other factors. Such factors could reduce our profitability from operations in certain jurisdictions, limit our opportunities for new access, require us to divest or write-down certain assets or affect the adequacy of our provisions for pensions, tax, environmental and legal liabilities. Potential changes to pension or financial market regulation could also impact funding requirements of the group.

Reporting - failure to accurately report our data could lead to regulatory action, legal liability and reputational damage.
External reporting of financial and non-financial data is reliant on the integrity of systems and people. Failure to report data accurately and in compliance with external standards could result in regulatory action, legal liability and damage to our reputation.

Safety and operational risks

The risks inherent in our operations include a number of hazards that, although many may have a low probability of occurrence, can have extremely serious consequences if they do occur, such as the Gulf of Mexico oil spill. The occurrence of any such risks could have a consequent material adverse impact on the group's business, competitive position, cash flows, results of operations, financial position, prospects, liquidity, shareholder returns and/or implementation of the group's strategic goals.

Process safety, personal safety and environmental risks - the nature of our operations exposes us to a wide range of significant health, safety, security and environmental risks, the occurrence of which could result in regulatory action, legal liability and increased costs and damage to our reputation.
The nature of the group's operations exposes us to a wide range of significant health, safety, security and environmental risks. The scope of these risks is influenced by the geographic range, operational diversity and technical complexity of our activities. In addition, in many of our major projects and operations, risk allocation and management is shared with third parties, such as contractors, sub-contractors, joint venture partners and associates. See 'Joint ventures and other contractual arrangements- BP may not have full operational control and may have exposure tocounterparty credit risk and disruptions to our operations and strategic objectives due to the natureof some of its business relationships' on page 63.
There are risks of technical integrity failure as well as risk of natural disasters and other adverse conditions in many of the areas in which we operate, which could lead to loss of containment of hydrocarbons and other hazardous material, as well as the risk of fires, explosions or other incidents.
In addition, inability to provide safe environments for our workforce and the public could lead to injuries or loss of life and could result in regulatory action, legal liability and damage to our reputation.
Our operations are often conducted in difficult or environmentally sensitive locations, in which the consequences of a spill, explosion, fire or other incident could be greater than in other locations. These operations are subject to various environmental and safety laws, regulations and permits and the consequences of failure to comply with these requirements can include remediation obligations, penalties, loss of operating permits and other sanctions. Accordingly, inherent in our operations is the risk that if we fail to abide by environmental and safety and protection standards, such failure could lead to damage to the environment and could result in regulatory action, legal liability, material costs, damage to our reputation or denial of our licence to operate.
To help address health, safety, security, environmental and operations risks, and to provide a consistent framework within which the group can analyse the performance of its activities and identify and remediate shortfalls, BP has introduced a group-wide operating management system (OMS). Work on the application of OMS in individual operating businesses continues and following the Gulf of Mexico oil spill an enhanced safety and operational risk (S&OR) function was established, reporting directly to the group chief executive. There can be no assurance that OMS will adequately identify all process safety, personal safety and environmental risk or provide the correct mitigations, or that all operations will be in conformance with OMS at all times.

Security - hostile activities against our staff and activities could cause harm to people and disrupt our operations.
Security threats require continuous oversight and control. Acts of terrorism, piracy, sabotage, cyber-attacks and similar activities directed against our operations and offices, pipelines, transportation or computer systems could cause harm to people and could severely disrupt business and operations. Our business activities could also be severely disrupted by civil strife and political unrest in areas where we operate.

Product quality - failure to meet product quality standards could lead to harm to people and the environment and loss of customers.
Supplying customers with on-specification products is critical to maintaining our licence to operate and our reputation in the marketplace. Failure to meet product quality standards throughout the value chain could lead to harm to people and the environment and loss of customers.

Drilling and production - these activities require high levels of investment and are subject to natural hazards and other uncertainties. Activities in challenging environments heighten many of the drilling and production risks including those of integrity failures, which could lead to curtailment, delay or cancellation of drilling operations, or inadequate returns from exploration expenditure.
Exploration and production require high levels of investment and are subject to natural hazards and other uncertainties, including those relating to the physical characteristics of an oil or natural gas field. Our exploration and production activities are often conducted in extremely challenging environments, which heighten the risks of technical integrity failure and natural disasters discussed above. The cost of drilling, completing or operating wells is often uncertain. We may be required to curtail, delay or cancel drilling operations because of a variety of factors, including unexpected drilling conditions, pressure or irregularities in geological formations, equipment failures or accidents, adverse weather conditions and compliance with governmental requirements. In addition, exploration expenditure may not yield adequate returns, for example in the case of unproductive wells or discoveries that prove uneconomic to develop. The Gulf of Mexico oil spill illustrates the risks we face in our drilling and production activities.

Transportation - all modes of transportation of hydrocarbons involve inherent and significant risks.
All modes of transportation of hydrocarbons involve inherent risks. An explosion or fire or loss of containment of hydrocarbons or other hazardous material could occur during transportation by road, rail, sea or pipeline. This is a significant risk due to the potential impact of a release on people and the environment and given the high volumes potentially involved.

Major project delivery - our group plan depends upon successful delivery of major projects, and failure to deliver major projects successfully could adversely affect our financial performance.
Successful execution of our group plan depends critically on implementing the activities to deliver the major projects over the plan period. Poor delivery of any major project that underpins production or production growth, including maintenance turnaround programmes, and/or a major programme designed to enhance shareholder value could adversely affect our financial performance. Successful project delivery requires, among other things, adequate engineering and other capabilities and therefore successful recruitment and development of staff is central to our plans. See 'People and capability - successful recruitment and development ofstaff is central to our plans' on page 63.

Digital infrastructure is an important part of maintaining our operations, and a breach of our digital security could result in serious damage to business operations, personal injury, damage to assets, harm to the environment, breaches of regulations, litigation, legal liabilities and reparation costs.
The reliability and security of our digital infrastructure are critical to maintaining the availability of our business applications, including the reliable operation of technology in our various business operations and the collection and processing of financial and operational data, as well as the confidentiality of certain third-party information. A breach of our digital security, either due to intentional actions or due to negligence, could cause serious damage to business operations and, in some circumstances, could result in injury to people, damage to assets, harm to the environment, breaches of regulations, litigation, legal liabilities and reparation costs.

Business continuity and disaster recovery - the group must be able to recover quickly and effectively from any disruption or incident, as failure to do so could adversely affect our business and operations.
Contingency plans are required to continue or recover operations following a disruption or incident. Inability to restore or replace critical capacity to an agreed level within an agreed timeframe would prolong the impact of any disruption and could severely affect business and operations.

Crisis management - crisis management plans are essential to respond effectively to emergencies and to avoid a potentially severe disruption in our business and operations.
Crisis management plans and capability are essential to deal with emergencies at every level of our operations. If we do not respond, or are perceived not to respond, in an appropriate manner to either an external or internal crisis, our business and operations could be severely disrupted.

People and capability - successful recruitment and development of staff is central to our plans.
Successful recruitment of new staff, employee training, development and long-term renewal of skills, in particular technical capabilities such as petroleum engineers and scientists, are key to implementing our plans. Inability to develop human capacity and capability, both across the organization and in specific operating locations, could jeopardize performance delivery.
In addition, significant management focus is required in responding to the Gulf of Mexico oil spill Incident. Although BP set up the Gulf Coast Restoration Organization to manage the group's long-term response, key management and operating personnel will need to continue to devote substantial attention to responding to the Incident and to address the associated consequences for the group. The group relies on recruiting and retaining high-quality employees to execute its strategic plans and to operate its business. The Incident response has placed significant demands on our employees, and the reputational damage suffered by the group as a result of the Incident and any consequent adverse impact on our performance could affect employee recruitment and retention.

Treasury and trading activities - control of these activities depends on our ability to process, manage and monitor a large number of transactions. Failure to do this effectively could lead to business disruption, financial loss, regulatory intervention or damage to our reputation.
In the normal course of business, we are subject to operational risk around our treasury and trading activities. Control of these activities is highly dependent on our ability to process, manage and monitor a large number of complex transactions across many markets and currencies. Shortcomings or failures in our systems, risk management methodology, internal control processes or people could lead to disruption of our business, financial loss, regulatory intervention or damage to our reputation.
Following the Gulf of Mexico oil spill, Moody's Investors Service, Standard and Poor's and Fitch Ratings downgraded the group's long-term credit ratings. Since that time, the group's credit ratings have improved somewhat but are still lower than they were immediately before the Gulf of Mexico oil spill. The impact that a significant operational incident can have on the group's credit ratings, taken together with the reputational consequences of any such incident, the ratings and assessments published by analysts and investors' concerns about the group's costs arising from any such incident, ongoing contingencies, liquidity, financial performance and volatile credit spreads, could increase the group's financing costs and limit the group's access to financing. The group's ability to engage in its trading activities could also be impacted due to counterparty concerns about the group's financial and business risk profile in such circumstances. Such counterparties could require that the group provide collateral or other forms of financial security for its obligations, particularly if the group's credit ratings are downgraded. Certain counterparties for the group's non-trading businesses could also require that the group provide collateral for certain of its contractual obligations, particularly if the group's credit ratings were downgraded below investment grade or where a counterparty had concerns about the group's financial and business risk profile following a significant operational incident. In addition, BP may be unable to make a drawdown under certain of its committed borrowing facilities in the event we are aware that there are pending or threatened legal, arbitration or administrative proceedings which, if determined adversely, might reasonably be expected to have a material adverse effect on our ability to meet the payment obligations under any of these facilities.
Credit rating downgrades could trigger a requirement for the company to review its funding arrangements with the BP pension trustees. Extended constraints on the group's ability to obtain financing and to engage in its trading activities on acceptable terms (or at all) would put pressure on the group's liquidity. In addition, this could occur at a time when cash flows from our business operations would be constrained following a significant operational incident, and the group could be required to reduce planned capital expenditures and/or increase asset disposals in order to provide additional liquidity, as the group did following the Gulf of Mexico oil spill.

Joint ventures and other contractual arrangements - BP may not have full operational control and may have exposure to counterparty credit risk and disruptions to our operations and strategic objectives due to the nature of some of its business relationships.
Many of our major projects and operations are conducted through joint ventures or associates and through contracting and sub-contracting arrangements. These arrangements often involve complex risk allocation, decision-making processes and indemnification arrangements. In certain cases, we may have less control of such activities than we would have if BP had full operational control. Our partners may have economic or business interests or objectives that are inconsistent with or opposed to, those of BP, and may exercise veto rights to block certain key decisions or actions that BP believes are in its or the joint venture's or associate's best interests, or approve such matters without our consent. Additionally, our joint venture partners or associates or contractual counterparties are primarily responsible for the adequacy of the human or technical competencies and capabilities which they bring to bear on the joint project, and in the event these are found to be lacking, our joint venture partners or associates may not be able to meet their financial or other obligations to their counterparties or to the relevant project, potentially threatening the viability of such projects. Furthermore, should accidents or incidents occur in operations in which BP participates, whether as operator or otherwise, and where it is held that our sub-contractors or joint-venture partners are legally liable to share any aspects of the cost of responding to such incidents, the financial capacity of these third parties may prove inadequate to fully indemnify BP against the costs we incur on behalf of the joint venture or contractual arrangement. Should a key sub-contractor, such as a lessor of drilling rigs, be no longer able to make these assets available to BP, this could result in serious disruption to our operations. Where BP does not have operational control of a venture, BP may nonetheless still be pursued by regulators or claimants in the event of an incident.

APPENDIX D - RELATED PARTY TRANSACTIONS

There have been no significant changes in the group's material related party transactions as disclosed in the BP Annual Report and Accounts 2010.

APPENDIX E - IMPORTANT EVENTS DURING THE YEAR

The following information is extracted from the Group Overview of the BP Annual Report and Form 20-F 2011.

During 2011, BP reorganized its upstream segment to improve clarity and accountability. This included the introduction of new systems and technologies to further enhance oversight of operations. The capacity of BP's independent safety and operational risk organization was increased, and BP recruited experts from other high hazard industries to add new expertise and perspectives. BP also renewed the company's performance and reward systems, values and code of conduct. BP shut down platforms and operations to make necessary upgrades and set new, voluntary standards for blowout preventers, which shut off the flow of oil in an emergency. BP also designed a new type of capping stack, which is now ready for deployment anywhere in the world in the event of a leak in deep water.

In 2011, the BP board set a 10-point plan focused on growing operating cash flow and increasing shareholder returns. The plan states that BP intends to play to its strengths and to prioritize value over volume. BP continued with its previously announced $38-billion divestment programme and it restored the company's dividend. The dividend was increased by 14 per cent. in February 2012, in accordance with BP's policy.

In Exploration and Production, 2011 was a record year for new access. BP gained 55 exploration licences in nine countries. This has provided around 315,000km2 for exploration. BP also received permission to resume operations in the Gulf of Mexico. In giant fields, work with BP's partners has increased output at Iraq's Rumaila field by more than 10 per cent.. During 2011, BP announced that it will be investing approximately $14 billion - with its partners - in the UK North Sea. BP also announced a strategic alliance with Reliance Industries in India. However, exploration plans with Rosneft did not progress. BP has continued to focus on developing unconventional resources around the world. BP worked with the governments of Oman and Algeria to develop their large tight gas reservoirs, and it continued to work in Indonesia to develop their onshore coalbed methane fields.

The Refining and Marketing segment delivered strong earnings in 2011 and continued to shift the balance of its activity towards higher growth markets, including China and India. BP continued to progress its plans to sell around half of its refining capacity in the US and made good progress on the modernization of the Whiting refinery.

During 2011, BP invested a further $1.6 billion in its Alternative Energy business. BP has a growing biofuels business in Brazil and it added 401MWa of wind generation capacity during the year, with interests in more than 1,000 wind turbines across the US. In contrast, BP Solar has evolved into a low-margin commodity market, and in 2011 BP began winding down its remaining solar operations as it prepares to exit the business.

Andrew Shilston and Professor Dame Ann Dowling have joined the board as non-executive directors and Brian Gilvary has joined as an executive director. Byron Grote takes up a new role as the director responsible for corporate business activities. Bill Castell has decided not to seek re-election at the forthcoming AGM. The role of senior independent director will be taken by Andrew Shilston, who will be supported on internal matters by Antony Burgmans.

On 3 March 2012, BP announced a settlement with the Plaintiffs' Steering Committee, subject to final written agreement and court approvals, to resolve the substantial majority of legitimate economic loss and medical claims made by individual and business plaintiffs in the Multi-District Litigation proceedings pending in New Orleans (MDL 2179). The legal process in relation to the Deepwater Horizon accident and oil spill continues with other parties.

Exhibit 1.3

BP plc - Transaction in Own Shares
BP plc - 8 March 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 8 March 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                8 March 2012
Number of ordinary shares transferred:        1,144
Transfer price per share:                                £4.87

Following the above transfer, BP p.l.c. holds 1,835,813,581 ordinary shares in treasury, and has 18,979,495,218 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.4

BP plc - Directors/PDMR Shareholding
BP plc - 9 March 2012

The Company announces that on 8 March 2012, the following share awards (the "Awards") were made to the following Executive Directors of BP p.l.c. under the BP Executive Directors' Incentive Plan (the "Plan"):

DIRECTOR                                                    NUMBER OF ORDINARY SHARES OR
ADSs UNDER THE AWARDS

A.	Performance Share Award

Mr R Dudley 223,952 ADSs
Mr I C Conn 660,633 ordinary shares
Dr B Gilvary 624,434 ordinary shares
Dr B E Grote 138,156 ADSs

B. Deferred Matching Award (including matched shares)

Mr R W Dudley
compulsory award                                   36,402 ADSs

voluntary award                                       36,402 ADSs

Mr I C Conn
compulsory award                                   161,304 ordinary shares

voluntary award                                       161,304 ordinary shares

Mr B E Grote
compulsory award                                    30,546 ADSs

voluntary award                                        30,546 ADSs

The Performance Share Award
These shares pertain to the 2012-2014 performance period.  The number of ordinary shares/ADSs set out above is the maximum number which may vest under the Award.  The actual number of ordinary shares/ADSs which vest will depend on the extent to which performance conditions have been satisfied over a three-year period ending 31 December 2014. These performance conditions are consistent with the rules of the Plan, a summary of which is set out in the Directors' Remuneration Report which is contained in BP's Annual Report and Form 20-F 2011.  Each Director will be entitled to additional ordinary shares/ADSs representing the value of reinvested dividends on those ordinary shares/ADSs which vest.

The Deferred Matching Award
This is a conditional award consisting of one-third of a director's annual bonus which is required to be deferred into ordinary shares/ADSs (the "Compulsory Award") and any further portion of the director's annual bonus up to an additional one-third which the director may choose to defer into ordinary shares/ADSs (the "Voluntary Award"). Both the Compulsory Award and Voluntary Award are matched on a one-for-one basis (with the matched shares included in the Deferred Matching Awards referred to above) and will vest depending on the Remuneration Committee's assessment of the Company's safety and environmental sustainability over a three-year period, commencing on 1 January 2012 and ending on 31 December 2014.  These performance conditions are consistent with the rules of the Plan, a summary of which is set out in the Directors' Remuneration Report which is contained in BP's Annual Report and Form 20-F 2011.  Each Director will be entitled to additional ordinary shares/ADSs representing the value of reinvested dividends on those ordinary shares/ADSs which vest.

Exhibit 1.5

BP plc – Director/PDMR Shareholding
BP plc – 12 March 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons
BP p.l.c. was advised on 12 March 2012 by Computershare Plan Managers that on 12 March 2012 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.939 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn               65 shares
Dr B. Gilvary               65 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy               65 shares
Mr B. Looney             63 shares
Mr D. Sanyal              63 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.6

BP plc – Director/PDMR Shareholding
BP plc – 15 March 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. announces that on 15 March 2012, following awards under the BP Deferred Annual Bonus Plan and the BP Share Value Plan, the following Director and senior executives (persons discharging managerial responsibility) acquired the number of BP Restricted Share Units shown opposite their names:

Ordinary shares
(ISIN number GB0007980591)

Director
Deferred Annual Bonus Plan
Dr B. Gilvary	73,624

Other Persons Discharging Managerial Responsibilities

	Deferred Annual Bonus Plan	Share Value Plan
Mr R. Bondy	73,624	196,833
Mr M. Daly	50,198	134,050
Mr B. Looney	50,198	137,443
Mr D. Sanyal	33,341	118,778
Mr H. Schuster	43,644	116,469

ADSs (ISIN number US0556221044)
1 ADS is equivalent to 6 ordinary shares

	Deferred Annual Bonus Plan	Share Value Plan
Mr M Bly	8,503	22,635
Mr R. Fryar	7,440	20,838
Mr A. Hopwood	8,645	22,814
Mr H. L. McKay	11,337	29,820

The numbers of Restricted Share Units granted under the BP Deferred Annual Bonus Plan and the BP Share Value Plan represent the maximum number of BP ordinary shares or BP ADSs that will vest under each plan following a three year performance period.  In addition, each senior executive will be entitled to additional ordinary shares or ADSs representing the value of reinvested dividends on those ordinary shares or ADSs which vest.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 1.7

BP plc – Transaction in Own Shares
BP plc – 15 March 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 15 March 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                   15 March 2012
Number of ordinary shares transferred:           575,795
Transfer price per ordinary share:                    574,590 at £4.939 and 1,205 at £3.94

Following the above transfer, BP p.l.c. holds 1,835,237,786 ordinary shares in treasury and has 18,980,114,813 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.8

BP plc – Director/PDMR Shareholding
BP plc – 20 March 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 19 March 2012 by Mr A Shilston, a Director of BP p.l.c. that Mrs C Shilston, a connected person of Mr A Shilston, purchased 15,000 BP ordinary shares (ISIN number GB0007980591) on 16 March 2012 at £4.91 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.9

BP plc – Transaction in Own Shares
BP plc – 26 March 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 26 March 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                 26 March 2012
Number of ordinary shares transferred:         5,993
Highest transfer price per share:                     £5.00
Lowest transfer price per share:                     £4.20

Following the above transfer, BP p.l.c. holds 1,835,231,793 ordinary shares in treasury, and has 18,980,137,306 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 2.0

BP plc – Annual Information Update
BP plc – 29 March 2012

BP p.l.c.
Annual Information Update - 12 months to 5 March 2012

BP p.l.c. provides this Annual Information Update (covering the period 5 March 2011 to 5 March 2012) in fulfilment of Prospectus Rule 5.2 and for no other purpose.  The Update includes disclosures published or made available in accordance with paragraph 5.2.3G of the Prospectus Rules.  BP p.l.c. acknowledges that the information contained in the Update may be out of date and / or prepared in accordance with the laws and regulations of jurisdictions outside England and Wales.  Neither BP, nor any other person, accepts any liability for, or makes any representation (express or implied) as to the accuracy or completeness of, the information contained in the Update.

Country	Place of disclosure	Where can a copy of the information filed be obtained?
UK	London Stock Exchange	www.londonstockexchange.com
	Registrar of Companies	www.companieshouse.gov.uk
Companies House, Crown Way, Cardiff CF14 3UZ Telephone 0303 1234 500 E-mail: enquiries@companies-house.gov.uk
	www.bp.com	Press announcements and copies of the Annual Report and Form 20-F, Summary Review and Notice of Annual General Meeting can also be obtained from www.bp.com
US	Securities and Exchange Commission (SEC)	www.sec.gov. SEC filings marked with an * are also available to view on the National Storage Mechanism
JAPAN	Kanto Local Finance Bureau (KLFB)	info.edinet.go.jp/login.do
GERMANY	German Council on Foreign Relations (DGAP)	www.dgap.de
	Handelsblatt	www.dgap.de
	FAZ	www.dgap.de
	eBundesanzeiger	www.bundesanzeiger.de

David Pearl
Deputy Company Secretary
1 St James's Square
London
SW1Y 4PD

Date of filing/publication	Description of Item
		UK		US
		London Stock Exchange	Registrar of Companies	SEC
07/03/2011	Form 6-K Report of Foreign Issuer			X
08/03/2011	Form 6-K Report of Foreign Issuer			X
08/03/2011	Transaction in Own Shares	X
09/03/2011	Form 424B5: Prospectus *			X
09/03/2011	Form 6-K Report of Foreign Issuer			X
09/03/2011	FWP: Filing under Securities Act Rules 163/433 of free writing prospectuses *			X
10/03/2011	Director/PDMR Shareholding	X
10/03/2011	Director/PDMR Shareholding	X
11/03/2011	Form 6-K Report of Foreign Issuer			X
11/03/2011	Transaction in Own Shares	X
11/03/2011	BP Biofuels Expansion in Brazil	X
14/03/2011	Form 6-K Report of Foreign Issuer			X
14/03/2011	Fourth Quarter Dividend 2010 - Payment in Sterling	X
15/03/2011	Transaction in Own Shares	X
15/03/2011	Director/PDMR Shareholding	X
16/03/2011	Form SH01: Allotment of Shares		X
16/03/2011	Form SH01: Allotment of Shares		X
16/03/2011	Form SH01: Allotment of Shares		X
16/03/2011	Form SH01: Allotment of Shares		X
16/03/2011	Form SH01: Allotment of Shares		X
16/03/2011	Transaction in Own Shares	X
18/03/2011	Form 6-K Report of Foreign Issuer			X
18/03/2011	BP to sell some US fuels storage pipeline assets	X
22/03/2011	Transaction in Own Shares	X
23/03/2011	Form 6-K Report of Foreign Issuer			X
23/03/2011	BP to sell Colorado gas plant	X
24/03/2011	Form 6-K Report of Foreign Issuer			X
24/03/2011	BP remains committed to partner with Russia	X
25/03/2011	Form 6-K Report of Foreign Issuer			X
28/03/2011	Form 6-K Report of Foreign Issuer			X
28/03/2011	Fourth Quarter Dividend 2010-Allotments for Scrip	X
29/03/2011	S-8 Securities to be offered to employees in employee benefit plans *			X
29/03/2011	Director/PDMR Shareholding	X
30/03/2011	Annual Report and Accounts for the year ended 31 December 2010		X
30/03/2011	Transaction in Own Shares	X
30/03/2011	Annual Information Update	X
31/03/2011	Total Voting Rights	X
01/04/2011	Form 6-K Report of Foreign Issuer			X
01/04/2011	BP signs new coalbed methane contracts	X
04/04/2011	Form 6-K Report of Foreign Issuer			X
04/04/2011	BP agrees sale of Arco Aluminum	X
04/04/2011	Transaction in Own Shares	X
05/04/2011	Form 6-K Report of Foreign Issuer			X
05/04/2011	Transaction in Own Shares	X
06/04/2011	Director/PDMR Shareholding	X
07/04/2011	Form SH01: Allotment of Shares		X
08/04/2011	Form 6-K Report of Foreign Issuer			X
08/04/2011	Arbitral panel defers final ruling	X
08/04/2011	Transaction in Own Shares	X
12/04/2011	Transaction in Own Shares	X
12/04/2011	Director/PDMR Shareholding	X
14/04/2011	Form SH01: Allotment of Shares		X
14/04/2011	Form SH01: Allotment of Shares		X
14/04/2011	Form SH01: Allotment of Shares		X
14/04/2011	Form SH01: Allotment of Shares		X
14/04/2011	Form 6-K Report of Foreign Issuer			X
14/04/2011	Form 6-K Report of Foreign Issuer			X
14/04/2011	BP and Rosneft extend share swap deadline	X
14/04/2011	AGM speeches by BP Chairman and Chief Executive	X
15/04/2011	AGM Special Business and Retirement of Directors	X
15/04/2011	Transaction in Own Shares	X
18/04/2011	Form TM01: Resignation of a Director		X
18/04/2011	Form TM01: Resignation of a Director		X
19/04/2011	Transaction in Own Shares	X
27/04/2011	Form 6-K Report of Foreign Issuer			X
27/04/2011	Form 6-K Report of Foreign Issuer			X
27/04/2011	Form 6-K Report of Foreign Issuer			X
27/04/2011	1st Quarter Results Part 2 of 2	X
27/04/2011	1st Quarter Results Part 1 of 2	X
28/04/2011	Total Voting Rights	X
03/05/2011	RES09: Authority purchase shares other than from capital		X
03/05/2011	RES10: Authorised allotment of shares and debentures		X
04/05/2011	Form 6-K Report of Foreign Issuer			X
04/05/2011	Form 6-K Report of Foreign Issuer			X
04/05/2011	Form 6-K Report of Foreign Issuer			X
04/05/2011	BP announces resolution of Federal civil claims	X
05/05/2011	13F-HR/A Quarterly report filed by institutional managers - Holdings			X
05/05/2011	Transaction in Own Shares	X
06/05/2011	Form AD02: Change of SAIL Address		X
06/05/2011	Form 6-K Report of Foreign Issuer			X
06/05/2011	Transaction in Own Shares	X
06/05/2011	Re: arbitral panel	X
09/05/2011	Form 6-K Report of Foreign Issuer			X
10/05/2011	Director/PDMR Shareholding	X
11/05/2011	Form SH01: Allotment of Shares		X
11/05/2011	Form SH01: Allotment of Shares		X
11/05/2011	Form SH01: Allotment of Shares		X
11/05/2011	Form SH01: Allotment of Shares		X
11/05/2011	Form 6-K Report of Foreign Issuer			X
11/05/2011	BP gets approval to complete Brazilian purchase	X
17/05/2011	Form 6-K Report of Foreign Issuer			X
17/05/2011	Form 6-K Report of Foreign Issuer			X
17/05/2011	Transaction in Own Shares	X
17/05/2011	BP statement re: Russian talks	X
17/05/2011	First Quarter Dividend for 2011 Scrip Dividend	X
17/05/2011	BP Agrees Sale of Wytch Farm	X
20/05/2011	Form 6-K Report of Foreign Issuer			X
20/05/2011	Form 6-K Report of Foreign Issuer			X
20/05/2011	Form 6-K Report of Foreign Issuer			X
20/05/2011	BP announces settlement of claims with Moex/Mitsui	X
24/05/2011	Transaction in Own Shares	X
24/05/2011	Director/PDMR Shareholding	X
31/05/2011	Total Voting Rights	X
03/06/2011	Form SH01: Allotment of Shares		X
03/06/2011	Form SH01: Allotment of Shares		X
03/06/2011	Form SH01: Allotment of Shares		X
06/06/2011	Form 6-K Report of Foreign Issuer			X
06/06/2011	Transaction in Own Shares	X
10/06/2011	Form AR01: Annual Return		X
10/06/2011	Transaction in Own Shares	X
10/06/2011	Director/PDMR Shareholding	X
14/06/2011	Form 6-K Report of Foreign Issuer			X
14/06/2011	Transaction in Own Shares	X
14/06/2011	First Quarter Dividend 2011 Payment in Sterling	X
17/06/2011	11-K Annual Report of employee stock purchase, savings and similar plans			X
21/06/2011	Form 6-K Report of Foreign Issuer			X
21/06/2011	BP Agrees to Settlement with Weatherford	X
21/06/2011	Transaction in Own Shares	X
28/06/2011	Form 6-K Report of Foreign Issuer			X
28/06/2011	First Quarter Dividend 2011 - Allotments for Scrip	X
30/06/2011	Director/PDMR Shareholding	X
30/06/2011	Total Voting Rights	X
01/07/2011	Director/PDMR Shareholding	X
05/07/2011	Transaction in Own Shares	X
05/07/2011	Director/PDMR Shareholding	X
05/07/2011	Director/PDMR Shareholding	X
07/07/2011	Blocklisting Interim Review	X
07/07/2011	Blocklisting Interim Review	X
11/07/2011	Director/PDMR Shareholding	X
11/07/2011	Director/PDMR Shareholding	X
12/07/2011	Transaction in Own Shares	X
13/07/2011	Form 6-K Report of Foreign Issuer			X
13/07/2011	Re- development of Schiehallion and loyal fields	X
15/07/2011	Form SH01: Allotment of Shares		X
15/07/2011	Form SH01: Allotment of Shares		X
15/07/2011	[Amend] Form 6-K Report of Foreign Issuer			X
15/07/2011	Form 6-K Report of Foreign Issuer			X
15/07/2011	Correction: BP enhanced drilling standards	X
20/07/2011	Form 6-K Report of Foreign Issuer			X
25/07/2011	Form 6-K Report of Foreign Issuer			X
25/07/2011	BP awarded Trinidad deepwater blocks	X
26/07/2011	Form 6-K Report of Foreign Issuer			X
26/07/2011	Form 6-K Report of Foreign Issuer			X
26/07/2011	Form 6-K Report of Foreign Issuer			X
26/07/2011	Form 6-K Report of Foreign Issuer			X
26/07/2011	Half Yearly Report Part 2 of 2	X
26/07/2011	Half Yearly Report Part 1 of 2	X
26/07/2011	BP delivering progress, cash flow to grow	X
29/07/2011	Total Voting Rights	X
01/08/2011	Form 6-K Report of Foreign Issuer			X
02/08/2011	Transaction in Own Shares	X
04/08/2011	13F-HR/A Quarterly report filed by institutional managers - Holdings			X
09/08/2011	Form SH01: Allotment of Shares		X
09/08/2011	Form 6-K Report of Foreign Issuer			X
09/08/2011	Transaction in Own Shares	X
09/08/2011	Second Quarter Dividend for 2011 Scrip Dividend	X
10/08/2011	Director/PDMR Shareholding	X
12/08/2011	Form SH01: Allotment of Shares		X
12/08/2011	Form SH01: Allotment of Shares		X
12/08/2011	Form SH01: Allotment of Shares		X
12/08/2011	Form SH01: Allotment of Shares		X
16/08/2011	Transaction in Own Shares	X
23/08/2011	Form SH01: Allotment of Shares		X
30/08/2011	Form 6-K Report of Foreign Issuer			X
30/08/2011	BP and Reliance commence alliance for India	X
31/08/2011	Total Voting Rights	X
02/09/2011	Transaction in Own Shares	X
06/09/2011	Form 6-K Report of Foreign Issuer			X
06/09/2011	Form 6-K Report of Foreign Issuer			X
06/09/2011	Form 6-K Report of Foreign Issuer			X
06/09/2011	Second Quarter Dividend 2011 Payment in Sterling	X
06/09/2011	Transaction in Own Shares	X
07/09/2011	Form 6-K Report of Foreign Issuer			X
07/09/2011	BP announces extension of Gulf of Mexico field	X
09/09/2011	Transaction in Own Shares	X
12/09/2011	Director/PDMR Shareholding	X
13/09/2011	Transaction in Own Shares	X
14/09/2011	Form 6-K Report of Foreign Issuer			X
14/09/2011	Form 6-K Report of Foreign Issuer			X
14/09/2011	BP buys remaining 50% in Tropical Bioenergia S.A.	X
14/09/2011	BP acquires shares in CNAA Brazil biofuels	X
16/09/2011	Transaction in Own Shares	X
20/09/2011	Form 6-K Report of Foreign Issuer			X
20/09/2011	Transaction in Own Shares	X
20/09/2011	2nd Quarter interim dividend allotments for SCRIP	X
23/09/2011	Director/PDMR Shareholding	X
26/09/2011	Form SH01: Allotment of Shares		X
26/09/2011	Transaction in Own Shares	X
26/09/2011	Director/PDMR Shareholding	X
28/09/2011	Transaction in Own Shares	X
28/09/2011	Director/PDMR Shareholding - Amendment	X
30/09/2011	Transaction in Own Shares	X
30/09/2011	Total Voting Rights	X
04/10/2011	Form 6-K Report of Foreign Issuer			X
04/10/2011	Transaction in Own Shares	X
10/10/2011	Director/PDMR Shareholding	X
10/10/2011	Transaction in Own Shares	X
13/10/2011	Form 6-K Report of Foreign Issuer			X
13/10/2011	BP and partners investing £10 BN in UK oil and gas	X
13/10/2011	Transaction in Own Shares	X
17/10/2011	Form 6-K Report of Foreign Issuer			X
17/10/2011	Form 6-K Report of Foreign Issuer			X
17/10/2011	BP announces settlement with Anadarko Petroleum	X
17/10/2011	Transaction in Own Shares	X
21/10/2011	S-8 Securities to be offered to employees in employee benefit plans			X
24/10/2011	Transaction in Own Shares	X
25/10/2011	Form 6-K Report of Foreign Issuer			X
25/10/2011	Form 6-K Report of Foreign Issuer			X
25/10/2011	Form 6-K Report of Foreign Issuer			X
25/10/2011	Form 6-K Report of Foreign Issuer			X
25/10/2011	3rd Quarter Results	X
25/10/2011	Dudley sets out priorities for stronger safer BP	X
25/10/2011	Gilvary to join Board as CFO	X
26/10/2011	Director Declaration	X
27/10/2011	Director/PDMR Shareholding	X
27/10/2011	Transaction in Own Shares	X
28/10/2011	Form 424B5: Prospectus			X
28/10/2011	Form 6-K Report of Foreign Issuer			X
28/10/2011	FWP: Filing under Securities Act Rules 163/433 of free writing prospectuses			X
31/10/2011	Director/PDMR Shareholding	X
31/10/2011	Total Voting Rights	X
31/10/2011	Transaction in Own Shares	X
31/10/2011	Director/PDMR Shareholding	X
03/11/2011	Director/PDMR Shareholding	X
07/11/2011	13F-HR/A Quarterly report filed by institutional managers - Holdings			X
07/11/2011	Form 6-K Report of Foreign Issuer			X
07/11/2011	Re: sale of BP's interest in PAE to Bridas Corp	X
07/11/2011	Director/PDMR Shareholding	X
08/11/2011	Form 6-K Report of Foreign Issuer			X
08/11/2011	Form 6-K Report of Foreign Issuer			X
08/11/2011	Form 6-K Report of Foreign Issuer			X
08/11/2011	Form 6-K Report of Foreign Issuer			X
08/11/2011	Scrip Dividend Reference Price	X
10/11/2011	Director/PDMR Shareholding	X
10/11/2011	Transaction in Own Shares	X
11/11/2011	Transaction in Own Shares	X
14/11/2011	Form SH01: Allotment of Shares		X
14/11/2011	Form SH01: Allotment of Shares		X
14/11/2011	Form SH01: Allotment of Shares		X
14/11/2011	Form SH01: Allotment of Shares		X
14/11/2011	Director/PDMR Shareholding	X
14/11/2011	Transaction in Own Shares	X
15/11/2011	Transaction in Own Shares	X
18/11/2011	Form 6-K Report of Foreign Issuer			X
18/11/2011	Form CH01: Change of Directors Particulars		X
18/11/2011	BP to Sell Pompano and Mica Assets to Stone Energy	X
21/11/2011	Transaction in Own Shares	X
24/11/2011	Transaction in Own Shares	X
30/11/2011	Total Voting Rights	X
01/12/2011	Form 6-K Report of Foreign Issuer			X
01/12/2011	BP sells Canadian NGL Business To Plains Midstream	X
02/12/2011	Form 424B5: Prospectus			X
02/12/2011	Form 6-K Report of Foreign Issuer			X
02/12/2011	FWP: Filing under Securities Act Rules 163/433 of free writing prospectuses			X
05/12/2011	Form 6-K Report of Foreign Issuer			X
05/12/2011	Form 6-K Report of Foreign Issuer			X
05/12/2011	Payments of dividends in sterling	X
05/12/2011	Transaction in Own Shares	X
08/12/2011	Form AD02: Change of SAIL Address		X
08/12/2011	Transaction in Own Shares	X
09/12/2011	Form 6-K Report of Foreign Issuer			X
09/12/2011	Directorate Change	X
12/12/2011	Director Declaration	X
12/12/2011	Transaction in Own Shares	X
12/12/2011	Director/PDMR Shareholding	X
14/12/2011	Form 6-K Report of Foreign Issuer			X
15/12/2011	Form SH01: Allotment of Shares		X
15/12/2011	Form SH01: Allotment of Shares		X
15/12/2011	Form SH01: Allotment of Shares		X
15/12/2011	Transaction in Own Shares	X
16/12/2011	Form 6-K Report of Foreign Issuer			X
16/12/2011	Form 6-K Report of Foreign Issuer			X
16/12/2011	Form 6-K Report of Foreign Issuer			X
16/12/2011	BP and Cameron in Gulf of Mexico settlement	X
16/12/2011	Air BP Expands in Brazil to Meet Aviation Growth	X
19/12/2011	Form 6-K Report of Foreign Issuer			X
19/12/2011	Form 6-K Report of Foreign Issuer			X
19/12/2011	3Q 2011 interim dividend allotments for SCRIP	X
19/12/2011	Transaction in Own Shares	X
20/12/2011	Form 6-K Report of Foreign Issuer			X
21/12/2011	Director/PDMR Shareholding	X
21/12/2011	Replacement Director/PDMR Shareholding	X
22/12/2011	Form 6-K Report of Foreign Issuer			X
22/12/2011	Transaction in Own Shares	X
22/12/2011	Director/PDMR Shareholding	X
23/12/2011	Director/PDMR Shareholding	X
29/12/2011	Transaction in Own Shares	X
30/12/2011	Total Voting Rights	X
03/01/2012	Form AP01: Appointment of a Director		X
03/01/2012	Form SH01: Allotment of Shares		X
05/01/2012	Form 6-K Report of Foreign Issuer			X
05/01/2012	Transaction in Own Shares	X
06/01/2012	Blocklisting Interim Review	X
06/01/2012	Blocklisting Interim Review	X
09/01/2012	Transaction in Own Shares	X
10/01/2012	Director/PDMR Shareholding	X
11/01/2012	Form SH01: Allotment of Shares		X
11/01/2012	Form SH01: Allotment of Shares		X
12/01/2012	Form AP01: Appointment of a Director		X
13/01/2012	Transaction in Own Shares	X
16/01/2012	Transaction in Own Shares	X
16/01/2012	Director/PDMR Shareholding	X
20/01/2012	Director/PDMR Shareholding	X
23/01/2012	Form SH01: Allotment of Shares		X
23/01/2012	Director/PDMR Shareholding	X
24/01/2012	Transaction in Own Shares	X
25/01/2012	Form SH01: Allotment of Shares		X
25/01/2012	Form SH01: Allotment of Shares		X
25/01/2012	Form SH01: Allotment of Shares		X
27/01/2012	Form CH01: Change of Directors Particulars		X
27/01/2012	Form CH01: Change of Directors Particulars		X
27/01/2012	Form 6-K Report of Foreign Issuer			X
27/01/2012	BP Statement on U. S. Court Ruling	X
30/01/2012	Transaction in Own Shares	X
31/01/2012	13F-HR/A Quarterly report filed by institutional managers - Holdings			X
31/01/2012	Total Voting Rights	X
02/02/2012	Transaction in Own Shares	X
03/02/2012	Form 6-K Report of Foreign Issuer			X
03/02/2012	BP board changes	X
03/02/2012	Transaction in Own Shares	X
06/02/2012	Form SH01: Allotment of Shares		X
06/02/2012	Form SH01: Allotment of Shares		X
06/02/2012	Form SH01: Allotment of Shares		X
06/02/2012	Form 6-K Report of Foreign Issuer			X
06/02/2012	Transaction in Own Shares	X
07/02/2012	S-8 Securities to be offered to employees in employee benefit plans			X
07/02/2012	Form 6-K Report of Foreign Issuer			X
07/02/2012	Form 6-K Report of Foreign Issuer			X
07/02/2012	Form 6-K Report of Foreign Issuer			X
07/02/2012	Final Results	X
07/02/2012	BP raises dividends as operational momentum returns	X
08/02/2012	Form SH01: Allotment of Shares		X
08/02/2012	Form AP01: Appointment of a Director		X
08/02/2012	Director Declaration	X
08/02/2012	Director/PDMR Shareholding	X
09/02/2012	Transaction in Own Shares	X
10/02/2012	Director/PDMR Shareholding	X
13/02/2012	[Amend] SC 13G/A Statement of acquisition of beneficial ownership by individuals			X
13/02/2012	Transaction in Own Shares	X
15/02/2012	Transaction in Own Shares	X
16/02/2012	Director/PDMR Shareholding	X
16/02/2012	Director/PDMR Shareholding	X
16/02/2012	Transaction in Own Shares	X
20/02/2012	Form SH01: Allotment of Shares		X
20/02/2012	Form SH01: Allotment of Shares		X
20/02/2012	Form SH01: Allotment of Shares		X
20/02/2012	Form SH01: Allotment of Shares		X
20/02/2012	Form SH01: Allotment of Shares		X
20/02/2012	Transaction in Own Shares	X
21/02/2012	Form 6-K Report of Foreign Issuer			X
21/02/2012	Scrip Dividend Reference Price	X
22/02/2012	Form SH01: Allotment of Shares		X
22/02/2012	Form SH01: Allotment of Shares		X
22/02/2012	Form SH01: Allotment of Shares		X
22/02/2012	Form SH01: Allotment of Shares		X
23/02/2012	Transaction in Own Shares	X
27/02/2012	Form 6-K Report of Foreign Issuer			X
27/02/2012	Joint statement by BP and PSC regarding MDL2179	X
27/02/2012	Transaction in Own Shares	X
28/02/2012	Form 6-K Report of Foreign Issuer			X
28/02/2012	Director/PDMR Shareholding	X
28/02/2012	BP agrees to sell Kansas gas assets	X
29/02/2012	Total Voting Rights	X
01/03/2012	Director/PDMR Shareholding	X
01/03/2012	Transaction in Own Shares	X
05/03/2012	Form SH01: Allotment of Shares		X
05/03/2012	Form SH01: Allotment of Shares		X
05/03/2012	Form SH01: Allotment of Shares		X
05/03/2012	Form 6-K Report of Foreign Issuer			X
05/03/2012	Form 6-K Report of Foreign Issuer			X
05/03/2012	BP Settlement With PSC, Subject to Final Agreement	X
05/03/2012	Transaction in Own Shares	X

Date of filing/ publication			Place of filing: Rest of world
		Japan	Germany
	Description of item	Kanto Local Finance Bureau (KLFB)	German Council on Foreign Relations (DGAP)	Handelsblatt	eBundes-anzeiger	FAZ
22/03/2011	Extraordinary Report on the Commencement of Offering or Sale of Securities in Foreign Countries	X
31/03/2011	Annual Securities Report	X
31/03/2011	Total Voting Rights		X
20/04/2011	Extraordinary Report on the Commencement of Offering or Sale of Securities in Foreign Countries	X
28/04/2011	Total Voting Rights		X
29/04/2011	Quarterly dividend announcement			X	X	X
18/05/2011	Extraordinary Report on the Commencement of Offering or Sale of Securities in Foreign Countries	X
31/05/2011	Total Voting Rights		X
21/06/2011	Extraordinary Report on the Commencement of Offering or Sale of Securities in Foreign Countries	X
30/06/2011	Total Voting Rights		X
14/07/2011	Extraordinary Report on the Commencement of Offering or Sale of Securities in Foreign Countries	X
21/07/2011	Extraordinary Report on the Commencement of Offering or Sale of Securities in Foreign Countries	X
28/07/2011	Quarterly dividend announcement			X	X	X
29/07/2011	Total Voting Rights		X
05/08/2011	Semi- Annual Report	X
19/08/2011	Extraordinary Report on the Commencement of Offering or Sale of Securities in Foreign Countries	X
31/08/2011	Total Voting Rights		X
16/09/2011	Extraordinary Report on the Commencement of Offering or Sale of Securities in Foreign Countries	X
30/09/2011	Voting Rights and capital		X
20/10/2011	Extraordinary Report on the Commencement of Offering or Sale of Securities in Foreign Countries	X
27/10/2011	Quarterly dividend announcement			X	X	X
31/10/2011	Total Voting Rights		X
21/11/2011	Extraordinary Report on the Commencement of Offering or Sale of Securities in Foreign Countries	X
30/11/2011	Voting Rights and capital		X
14/12/2011	Extraordinary Report on the Commencement of Offering or Sale of Securities in Foreign Countries	X
6/01/2012	Extraordinary Report on the Commencement of Offering or Sale of Securities in Foreign Countries	X
24/01/2012	Extraordinary Report on the Commencement of Offering or Sale of Securities in Foreign Countries	X
14/02/2012	Quarterly dividend announcement			X	X	X
16/02/2012	Extraordinary Report on the Commencement of Offering or Sale of Securities in Foreign Countries	X

Exhibit 2.1

BP plc – Total Voting Rights
BP plc – 30 March 2012

BP p.l.c.
Total voting rights and share capital
As at 30 March 2012, the issued share capital of BP p.l.c. comprised 18,980,147,206 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,835,231,793. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,985,229,706. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 02 April, 2012

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary